

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

<u>Via E-mail</u>
Martin S. McDermut
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA 93012

> **Re: Vitesse Semiconductor Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed December 5, 2013**
> **File No. 1-31614**

Dear Mr. McDermut:

We refer you to our comment letter dated February 24, 2014 regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Cecilia Blye
>
> Cecilia Blye, Chief
> Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance

        Tracy Kern
        Vitesse Semiconductor Corporation